December 23, 2024

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Lisa Larkin

Re:	KKR Income Opportunities Fund Preliminary Proxy Statement (the “Fund” or the “Acquiring Fund”) (File Nos. 333-282587 and 811-22543)

Dear Ms. Larkin:

This letter responds to comments that you conveyed to Brooke Clark via telephone on December 9, 2024, in connection with your review of the preliminary proxy statement filed on Schedule 14A with the Securities and Exchange Commission (“SEC”) on November 27, 2024, for KKR Income Opportunities Fund (the “Preliminary Proxy Statement”). The comments of the SEC staff (the “Staff”), followed by the Fund’s responses, are set forth below. Capitalized terms not defined herein have the meanings provided in the Preliminary Proxy Statement.

Comment 1.   Please supplementally address whether the Fund, its advisers, or any of the Fund’s affiliates have entered into a standstill agreement with respect to the Fund and a third party. If so, please provide a copy of such agreement or direct the Staff to where such agreement is filed on EDGAR. It is the Staff’s intention to review any such agreement, and the Staff may have additional comments upon review. For purposes of this comment, a “standstill agreement” is an agreement in which a third party agrees to take or not to take one or more specified actions with respect to the Fund.

Response 1.   The Fund confirms that no such standstill agreements have been entered into by the Fund, its advisers, or any of the Fund’s affiliates.

Comment 2.   Please include the red herring disclosure in future preliminary proxy statement filings.

Response 2.   The Fund respectfully acknowledges the Staff’s comment and confirms that it will include the red herring disclosure in future preliminary proxy statement filings.

Comment 3.   With respect to the question “Why is a shareholder meeting being held?” in the Questions and Answers section, the Staff notes that the Reorganization is described as “the transfer at net asset value of all of the assets and certain liabilities” of the Acquired Fund. In the Questions and Answers section of the registration statement filed on Form N-14 with the SEC on October 10, 2024 (the “Registration Statement”), the Reorganization is described as only “the transfer of all of the assets” of the Acquired Fund. Please align the descriptions of the Reorganization.

Response 3.   The Fund confirms that the description included in the Preliminary Proxy Statement is correct and the Fund has aligned this disclosure in the amended registration statement filed on Form N-14 with the SEC on December 6, 2024 (the “Amended Registration Statement”).

Comment 4.   With respect to the question “Why is the Reorganization being proposed?” in the Questions and Answers section, please clarify that the increase in management fees payable is a result of an increase in the Managed Assets and not the result of an increased Management Fee.

Response 4.   The Acquiring Fund has revised the answer accordingly as follows:

“~~The Reorganization will also result in a corresponding increase in the~~ Because advisory ~~management~~ fees payable by the Combined Fund to the Acquiring Fund Manager~~, which~~ are based on a percentage of Managed Assets (as defined below) of the Combined Fund, the Reorganization will result in an increase in total advisory fees payable by the Combined Fund to the Acquiring Fund Manager; however, the contractual advisory fee rate of the Combined Fund will be the same as the contractual advisory fee rate of the Acquiring Fund.”

Comment 5.   With respect to the question “Who will pay for the costs associated with the Reorganization?” in the Questions and Answers section, the Staff notes that there are differences between the disclosure in the Preliminary Proxy Statement and the Registration Statement. Please align.

Response 5.   The Fund confirms that the answer included in the Preliminary Proxy Statement is correct and the Fund has aligned this disclosure in the Amended Registration Statement.

Comment 6.   The Preliminary Proxy Statement states that the Fund will “admit to the Special Meeting . . . (4) such other persons that we, in our sole discretion, may elect to admit.” Please supplementally describe these other persons.

Response 6.   The Fund notes that the other persons that may be admitted to the Special Meeting include, but are not limited to, Fund counsel, employees and representatives of the Acquiring Fund Manager and employees and representatives of the Proxy Solicitor.

Comment 7.   Please confirm if one copy of the Preliminary Proxy Statement will be addressed to multiple shareholders at the same address. If so, please include the householding information required by Item 23 of Schedule 14A.

Response 7.   The Fund confirms that it will deliver separate copies of the Preliminary Proxy Statement to multiple shareholders at the same address.

Comment 8.   In the “Board Considerations” section, please include disclosure that the Acquiring Fund Manager will receive an increase in total management fees received due to the increased Managed Assets as a result of the Reorganization, resulting in a potential conflict of interest in the Acquiring Fund Manager recommending the Reorganization.

Response 8.   The Acquiring Fund has revised the disclosure accordingly as follows:

“Due to an increase in Managed Assets as a result of the Reorganization, there will be a corresponding increase in the total management fees payable by the Combined Fund to the Acquiring Fund Manager, which are based on a percentage of Combined Fund Managed Assets. In connection with the Reorganization, the Acquiring Fund Manager has contractually agreed to temporarily reduce its Management Fee to an annual rate of 0.99% of the average daily value of the Combined Fund’s Managed Assets for a period of twelve months, effective as of the Closing Date of the Reorganization.”

Comment 9.   In the “Board Considerations” section, the total operating expense ratio of the Fund is described as “higher than the median and average of a peer group of funds reviewed by the Board.” Please specify what constitutes this peer group.

Response 9.   The Acquiring Fund has revised the disclosure accordingly as follows:

“The total operating expense ratio of the Acquiring Fund is higher than the median and average of a peer group of closed-end funds with comparable investment strategies and objectives as determined by the Acquiring Fund Manager and/or a third-party data provider reviewed by the Board.”

Comment 10.  The “Voting Information and Requirements” section and “Adjournments” sub-section of the Preliminary Proxy Statement states that the Chairman of the Meeting may propose one or more adjournments of the Meeting. It is the Staff’s view that, pursuant to Rule 14a-4 under the Securities Exchange Act of 1934, a postponement or adjournment of a meeting is a substantive proposal for which a separate vote is required. Please revise this disclosure and add to the Proxy Card an additional voting box regarding adjournments.

Response 10.  The Fund respectfully declines to include an additional proposal. The Fund does not view adjournment to permit further solicitation of proxies as a substantive proposal for which proxies must be independently solicited. The history of proposed Rule 20a-4 under the Investment Company Act of 1940 is instructive in this regard.

Proposed Rule 20a-4 “would have prohibited any adjournment of a meeting of shareholders of a registered investment company which related to a proposal requiring shareholder approval if a quorum pursuant to state law were present at such meeting.”1 However, the SEC withdrew proposed Rule 20a-4, and instead noted that “[i]nvestment company management must weigh carefully the decision whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies in an effort to secure sufficient votes to pass a particular proposal or proposals.”2

1 Statement on Adjournment of Investment Company Shareholder Meetings and Withdrawal of Proposed Rule 20a-4 and Amendment to Rule 20a-1, SEC Rel. No. IC-7659 (Feb. 6, 1973) (“Statement on Adjournment”).

2 Id. The SEC went on to note: “In any case where shareholders clearly express their disagreement and disinterest in a proposal through negative votes or abstention, and thus fail to yield sufficient votes for passage, management must determine if an adjournment and additional solicitation is

The SEC’s statements in its Statement on Adjournment expressly authorize investment company management to decide whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies, subject to management’s fiduciary duty. Moreover, had the SEC considered the question of adjournment to be a substantive proposal requiring a separate proposal, proposed Rule 20a-4 and the Statement on Adjournment would not have been necessary.

The Fund is not aware of any published regulatory authority requiring stockholder pre-approval for an adjournment, excluding adjournments from the scope of Rule 14a-4(c)(7)3 or otherwise prohibiting the actions provided for in the noted disclosure.

Comment 11.   In the “Solicitation and Voting of Proxies” section of the Preliminary Proxy Statement, please disclose the material terms of the solicitation contract pursuant to Item 4 of Schedule 14A.

Response 11.  The Acquiring Fund has revised the disclosure accordingly as follows:

Broadridge Financial Solutions, Inc. (the “Proxy Solicitor”) has been retained to assist in the solicitation of proxies and will receive an estimated fee of $$60,914.62.

Solicitation of proxies is being made primarily by the mailing of this Proxy Statement with its enclosures. As the date of the Meeting approaches, certain shareholders of the Acquiring Fund may receive a call from a representative of the Proxy Solicitor, if the Acquiring Fund has not yet received their vote. Authorization to execute proxies may be obtained by telephonic or electronically transmitted instructions from shareholders of the Acquiring Fund.

* * * * *

reasonable and in the interest of shareholders, or whether such procedures would constitute an abuse of management’s office. Where management embarks upon a course of adjournment and additional solicitation, the SEC will consider whether such conduct appears to constitute a breach of fiduciary duty under Section 36(a) of the Act. Among other factors the SEC will consider will be the nature of the proposal, the percentage of votes actually cast, the percentage of actual negative votes, the nature of the further solicitation and the information provided to shareholders with respect to the reasons for such further solicitation.”

3 Rule 14a-4(c)(7) provides that a “proxy may confer discretionary authority to vote on any of the following matters: . . . (7) Matters incident to the conduct of the meeting.”

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 202.261.3386 if you wish to discuss this correspondence further.

Sincerely,

/s/ William J. Bielefeld

William J. Bielefeld